FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of March, 2004

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

SCHEDULE 10
NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

HSBC Holdings plc

2. Name of shareholder having a major interest

Cater Allen International Limited

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

In respect of shareholder

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Cater Allen International Limited                                                              343,003,907

5. Number of shares / amount of stock acquired

Total holding at 16 March 2004 - 343,003,907 ordinary shares of US$0.50 each

6. Percentage of issued class

3.13 per cent

7. Number of shares / amount of stock disposed

8. Percentage of issued class

9. Class of security

Ordinary shares of US$0.50 each

10. Date of transaction

16 March 2004

11. Date company informed

18 March 2004

12. Total holding following this notification

343,003,907 ordinary shares of US$0.50 each

13. Total percentage holding of issued class following this notification

3.13 per cent

14. Any additional information

15. Name of contact and telephone number for queries

Robert Musgrove, Assistant Secretary - 020 7992 1504

16. Name and signature of authorised company official responsible for making this notification

Robert Musgrove, Assistant Secretary

Date of notification

18 March 2004

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                                                                                                             By:

                                                                                                                                                                                             Name: P A Stafford

                                                                                                                                                                                             Title: Assistant Group Secretary

                                                                                                                                                                                             Date: March 18, 2004